Exhibit 99.1

Appendix

VivoPower International PLC Reports Financial Results for the Six Months Ended December 31, 2022

Tembo distribution partner network scale considerably expanded; additional agreements signed adding 5,000+ EV conversion kits to commitment and order book pipeline

First version of next generation EUV (Electric Utility Vehicle) conversion kit ready and subsequent first order received from Accès

Revenue, GP and EBITDA for half-year to December 31, 2022, decreased as materially adverse weather in Australia affected Aevitas Solar

Net After Tax Loss flat due to increased Tembo R&D capex focus and more control over variable payroll expense

Cash balance at December 31, 2022, increased to $3.2 million

LONDON, February 24, 2023 (GLOBE NEWSWIRE) – VivoPower International PLC (Nasdaq: VVPR, the “Company” or “VivoPower”) today announced its half year results for the six months ended December 31, 2022.

Highlights for the half year ended December 31, 2022

●

Half year group revenue from continuing operations declined 23% year-on-year (“y-o-y”) to $8.7 million, primarily due to fewer solar projects being executed at Aevitas Solar, with ongoing skills shortages in the Australian electrical and building & construction industry causing difficulties in resourcing projects to meet demand, as well as a further decline in the Australian dollar versus the US dollar. Excluding the effect of movements in the AUD/USD exchange rate, half year group revenue from continuing operations declined by 17%.

●

Half year group gross loss from continuing operations was down y-o-y to ($3.6) million from ($0.5) million gross loss in the previous corresponding period for Fiscal Year 2022 (“FY22”) due to unseasonal wet weather conditions in Australia (as a result of the La Niña weather phenomenon) which delayed the ability to progress works. The loss recognized during the period for the Edenvale solar farm in Aevitas Solar amounted to $3.6 million. Excluding this one-off loss, group gross loss was ($0.1) million.

●

Half year net after-tax loss from continuing operations of ($10.4) million and earnings per share ("EPS") of ($0.44) per share, flat from a ($10.3) million loss and ($0.51) per share in the previous corresponding period for FY22. Half year adjusted net after-tax loss of ($6.7) million and adjusted EPS of ($0.28) per share narrowed from a ($8.7) million loss and ($0.43) per share respectively in the previous corresponding period for FY22.

●

Half year underlying group adjusted EBITDA loss from continuing operations was ($7.5) million, representing a decline versus ($5.6) million EBITDA loss from continuing operations in the previous corresponding period for FY22. Adjusted EBITDA loss from continuing operations excluding one-off Edenvale solar project weather-driven cost overruns was ($3.9) million, compared to an adjusted EBITDA loss of ($4.5) million in the previous corresponding period for FY22 excluding one-off Bluegrass solar project COVID-19 related overruns.

●

Group cash levels increased from $1.3 million at June 30, 2022 to $3.2 million at December 31, 2022 (excluding restricted cash balances, bank guarantee deposits and other cash equivalents) having secured further bridge financing from its major shareholder, AWN Holdings Limited (“AWN”) of $3.0 million, which will be used for Tembo’s growth, including the engineering, assembly and delivery of conversion kits.

●	Post December 31, 2022, AWN agreed to amend the loan and bridge financing facilities terms so as to extend the repayment date by 18 months to 1 April 2025.
●	Tembo signed new commercial agreements during the period including a definitive agreement with ETC Mauritius to distribute 4,000 kits in Kenya.
●

VivoPower was recognized by B Lab United Kingdom as one of the Best for the World (BFTW) for Governance in 2022 and by Real Leaders as one of the top 200 global impact companies in the 2023 Real Leaders Impact Awards for the 3rd year in a row.

“Our half year results reflect a period where we have been negatively impacted by unexpected and prolonged adverse weather conditions and skills shortages in Australia, where the majority of our revenue, gross profit and earnings are generated. These factors have resulted in significant delays in both projects and deliveries, resulting in gross profit being below budget. This includes a one-off loss of $3.6m at the gross profit level, attributable to the Edenvale solar project in Australia, which became unprofitable directly as a consequence of extreme weather conditions and damage to completed works, requiring remediation. However, Edenvale is now on track to conclude by the end of February 2023.

Whilst plans for Aevitas were curtailed over the past 6 months, Tembo was able to make significant commercial and operational progress. On the commercial side, Tembo signed various agreements which pushed its order and commitment kits pipeline passed the 10,000 kits mark. On the operational side, the first version of the next generation EUV conversion kit was fully integrated into a vehicle in December. This vehicle has now travelled more than 400km without trouble as the team focuses on preparing the ramp-up in production required to meet the embedded demand from our existing partners and customers. Post balance date, it was very pleasing to have received a first material order of our next generation kits from our key partner in Canada, Accès.

On the Caret front, based on renewed interest, we are optimistic on executing with the right partners to achieve our Power-to-X strategy for our US solar projects.

In light of the upcoming production ramp up for Tembo, we have been recruiting selectively to ensure we scale sustainably, with quality and experienced talent readily available on the market, especially in the EV sector. Most recently, Phil Barker joined as our Head of Engineering for Tembo. We have also taken the opportunity during the EV winter where other EV companies are laying off staff to identify and recruit top talent. As before, the VivoPower team remains resolute as a team focussed on achieving its medium to long term strategic, financial and impact goals.” said Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer.

A reconciliation of IFRS (“International Financial Reporting Standards”) to non-IFRS financial measures has been provided in the financial statement table included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

About Non-IFRS Financial Measures

Our preliminary results include certain non-IFRS financial measures, including adjusted EBITDA, adjusted net after-tax loss and adjusted EPS. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP (“Generally Accepted Accounting Principles”) financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS and may be different from non-IFRS or non-GAAP measures used by other companies.

The tables included in this press release titled “Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures” and “Reconciliation of Adjusted (Underlying) Net After-Tax Loss and Adjusted (Underlying) EPS to IFRS Financial Measures” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

Reconciliation of Adjusted (Underlying) EBITDA for Continuing Operations to IFRS Financial Measures

	Six months ended December 31
(US dollars in thousands except per share amounts)	2022	2021
Net loss	(11,216)	(10,031)
Income / (loss) from discontinued operations	804	(310)
Loss from continuing operations	(10,412)	(10,341)
Income tax	(379)	(815)
Net finance expense	2,466	2,967
Share based compensation	60	1,283
Restructuring & other non-recurring costs	112	513
Depreciation and amortisation	691	788
Non-recurring cost of sales costs[1]	3,554	1,097
Adjusted (Underlying) EBITDA for continuing operations	(3,908)	(4,508)

Note: (1) Non-recurring cost of sales are related to one-off loss on Edenvale solar farm in FY23 and Bluegrass project in FY22.

Reconciliation of Adjusted (Underlying) Net After-Tax Loss for Continuing Operations and Adjusted (Underlying) EPS to IFRS Financial Measures

	Six months ended December 31
(US dollars in thousands except per share amounts)	2022	2021
Loss from continuing operations	(10,412)	(10,341)
Restructuring & other non-recurring costs	112	513
Non-recurring cost of sales costs[1]	3,554	1,097
Adjusted (Underlying) continuing earnings for EPS	(6,746)	(8,731)

Loss from continuing operations – per share	(0.44)	(0.51)
Restructuring & other non-recurring – per share	0.00	0.03
Non-recurring cost of sales costs[1] – per share	0.15	0.05
Adjusted (Underlying) continuing EPS	(0.28)	(0.43)

Note: (1) Non-recurring cost of sales are related to one-off loss on Edenvale solar farm in FY23 and Bluegrass project in FY22.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com

Financial Results for the Six Months Ended December 31, 2022

The Company and its subsidiaries (the “Group”) generated from continuing operations revenue of $8.7 million, gross loss of $3.6 million, operating loss of $8.2 million, and net loss of $10.4 million in the first half of its current fiscal year ending June 30, 2023. This compares to the same period in the prior year when the Group generated revenue of $11.4 million, gross loss of $0.5 million, an operating loss of $7.7 million, and a net loss of $10.3 million from its continuing operations.

Management analyses the Company’s business in five reportable segments: Critical Power Services, Electric Vehicles, Sustainable Energy Solutions, Solar Development and Corporate Office. Critical Power Services is represented by VivoPower’s wholly owned subsidiary Aevitas. In turn, Aevitas wholly owns J.A. Martin Electrical Pty Limited (now “Aevitas Solar”) and Kenshaw Electrical Pty Limited (“Kenshaw”), both of which operate in Australia with a focus on the design, supply, installation and maintenance of critical power, control and distribution systems, including for solar farms. Electric Vehicles is represented by Tembo e-LV B.V. (“Tembo”), a Netherlands-based specialist battery-electric and off-road vehicle company delivering electric vehicles (“EV”) for mining and other rugged industrial customers globally. Sustainable Energy Solutions (“SES”) is the design, evaluation, sale and implementation of renewable energy infrastructure to customers, both on a standalone basis and in support of Tembo EVs. Solar Development is represented by Caret and comprises 7 solar projects in the United States. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the UK.

The following are the results of continuing and discontinued operations by reportable segment:

(Unaudited)
	Continuing operations						Discon- tinued
Six months ended December 31, 2022 (US dollars in thousands)	Critical Power Services	Electric Vehicles	Solar Development	SES	Corporate	Total	Critical Power Services	Total
Revenue from contracts with customers	7,821	912	-	-	-	8,733	-	8,733
Costs of sales:
Edenvale extreme weather	(3,554)					(3,554)		(3,554)
Other cost of sales	(7,815)	(999)	-	-	-	(8,814)	-	(8,814)
Total cost of sales	(11,369)	(999)	-	-	-	(12,368)	-	(12,368)
Gross loss	(3,548)	(87)	-	-	-	(3,635)	-	(3,635)
General and administrative expenses	(687)	(714)	(136)	(214)	(2,462)	(4,213)	-	(4,213)
Gain/(loss) on solar development	-	-	-	26	-	26	(804)	(778)
Other income	25	275	-	-	-	300	-	300
Depreciation and amortization	(345)	(339)	-	(2)	(5)	(691)	-	(691)
Operating loss	(4,555)	(865)	(136)	(190)	(2,467)	(8,213)	(804)	(9,017)
Restructuring & other non-recurring costs	-	(30)	-	-	(82)	(112)	-	(112)
Finance income	1	-	-	-	-	1	-	1
Finance expense	(2,595)	(36)	(34)	146	52	(2,467)	-	(2,467)
Loss before income tax	(7,149)	(931)	(170)	(44)	(2,497)	(10,791)	(804)	(11,595)
Income tax	-	379	-	-	-	379	-	379
Loss for the period	(7,149)	(552)	(170)	(44)	(2,497)	(10,412)	(804)	(11,216)

(Unaudited)
	Continuing operations						Discon- tinued
Six months ended December 31, 2021	Critical Power Services	Electric Vehicles	Solar Development	SES	Corporate	Total	Critical Power Services	Total
Revenue from contracts with customers	10,450	938	-	-	-	11,388	7,557	18,945
Costs of sales:	-	-	-	-	-	-	-
COVID-19 disruption	(1,097)	-	-	-	-	(1,097)	-	(1,097)
Other cost of sales	(9,583)	(1,217)	-	-	-	(10,800)	(6,542)	(17,342)
Total cost of sales	(10,680)	(1,217)	-	-	-	(11,897)	(6,542)	(18,439)
Gross profit / (loss)	(230)	(279)	-	-	-	(509)	1,015	506
General and administrative expenses	(821)	(2,196)	(22)	(495)	(3,618)	(7,152)	(774)	(7,926)
Gain/(loss) on solar development	42	-	-	52	-	94	(2)	92
Other income	475	204	-	-	-	679	511	1,190
Depreciation and amortization	(519)	(264)	-	(1)	(4)	(788)	(385)	(1,173)
Operating loss	(1,053)	(2,535)	(22)	(444)	(3,622)	(7,676)	365	(7,311)
Restructuring & other non-recurring costs	27	(203)	(139)	-	(198)	(513)	(1)	(514)
Finance income	-	-	-	-	-	-	-	-
Finance expense	(2,926)	-	39	(29)	(51)	(2,967)	(54)	(3,021)
Loss before income tax	(3,952)	(2,738)	(122)	(473)	(3,871)	(11,156)	310	(10,846)
Income tax	199	616	-	-	-	815	-	815
Loss for the period	(3,753)	(2,122)	(122)	(473)	(3,871)	(10,341)	310	(10,031)

Revenue

Revenue from continuing operations in the first half of the current fiscal year ending June 30, 2023 was $8.7 million, down from $11.4 million in the first half of the prior fiscal year.

Revenue from continuing operations of the Critical Power Services businesses, Kenshaw and Aevitas Solar (previously J.A. Martin’s solar business), was $7.8 million for the period, a decrease of 25% compared to the $10.5 million earned in the comparative period in FY22. This comprises a 40% reduction in solar project revenue in Aevitas Solar due to (i) Edenvale Solar Project being the only major active project during the current period, compared to having two major active projects, Hillston and Bluegrass, in the prior period, and (ii) ongoing skills shortages in the electrical and building & construction industry causing difficulties in resourcing projects to meet demand. Revenue in Kenshaw Electric grew 9% from prior period to current period, due to an increase in core business jobs, although in US Dollar terms Kenshaw Electric revenue remains in line with prior year, due to the impact of exchange rate movements.

Revenue from continuing operations by geographic area is as follows:

(Unaudited)	Six months ended December 31
	2022	2021
(US dollars in thousands)
Australia	7,821	10,450
Netherlands	912	938
Total revenue	8,733	11,388

Cost of sales

Cost of sales from continuing operations in the first half of the current fiscal year ending June 30, 2023 was $12.4 million, compared to $11.9 million in the first half of the prior fiscal year. Cost of sales in the first half of the current year was comprised of $11.4 million of material and labor related to Critical Power Services sales and $1.0 million related to Electric Vehicles. Cost of sales for Critical Power Services includes $3.6 million of non-recurring costs due to exceptional weather events affecting Edenvale project in Aevitas Solar. In the first half of the prior fiscal year, cost of sales comprised $10.7 million material and labour costs related to Critical Power Services (including $1.1 million of non-recurring costs on Bluegrass project in Aevitas Solar due to COVID-19 disruption) and $1.2 million related to Electric Vehicles.

Gross loss

Gross loss from continuing operations is equal to revenue less cost of sales and totalled ($3.6) million for the six months ended December 31, 2022, compared to ($0.5) million in the first half of the prior fiscal year. Critical Power Services gross margins have reduced to (45.4%) in the first half of the current fiscal year, compared to (2.2%) for the six months ended December 31, 2021, due primarily to an increase in non-recurring costs on Aevitas Solar projects of $2.5 million as exceptional weather events on the Edenvale project had a greater financial impact than COVID-19 disruption on the Bluegrass project in the prior year. Underlying Critical Power Services gross margins excluding non-recurring costs were impacted $0.2 million from reduction in revenue volume and $0.6 million due to reduction in gross margin percentage from 8% to nil. Electric Vehicles gross margin has improved from (29.7%) to (9.5%), but remains negative, reflecting customised test kit componentry, and assembly during low volume product development phase.

General and administrative expenses

General and administrative expenses consist primarily of operational expenses, including director fees, employee salaries and benefits, professional fees, insurance, travel, IT, office and other expenses. General and administrative expenses from continuing operations for the first half of the current fiscal year ending June 30, 2023 were $4.2 million, compared to $7.2 million in the prior fiscal year, a decrease of 41%, year-on-year. This is primarily the result of a $1.2 million reduction in (non-cash) share incentive awards vesting to key employees, $0.6 million reduction in SES marketing spend, and a $1.2 million reduction in overhead labour costs in Electric Vehicles achieved with a commensurate increase in capitalized intangible costs, reflecting a realignment of the team onto product development project activity.

Gain/loss on solar development

The gain on solar development in the first half of the current fiscal year ending June 30, 2023 less than $0.1 million compared to $0.1 million loss in VivoPower Pty Limited and Critical Power Services in Australia for the first half of the prior fiscal year.

Other income

Other income from continuing operations of $0.3 million in the first half of the current fiscal year ending June 30, 2023 includes $0.3 million of research and development grants which were received for the Electric Vehicles division. Other income of $0.7 million in the prior fiscal year includes $0.2 million of research and development grants received by the Electric Vehicles division and $0.5 million COVID-19 relief grants in Aevitas businesses.

Depreciation and amortisation

Depreciation and amortisation charges from continuing operations were $0.3 million and $0.4 million, respectively, in the first half of the current fiscal year ending June 30, 2023, compared to $0.4 million and $0.5 million in the first half of the prior fiscal year. Amortisation costs relate to the amortisation of intangible assets generated on the acquisition of VivoPower Australia and Aevitas in 2016 and of Tembo in November 2020.

Restructuring and other non-recurring costs

Restructuring and other non-recurring costs by nature are one-time incurrences, and therefore, do not represent normal trading activities of the business. These costs are disclosed separately in order to draw them to the attention of the reader of the financial information and enable comparability in future periods.

The results of operations for the first half of the current fiscal year ending June 30, 2023 include $0.1 million of expenses on restructuring projects. In the first half of the prior fiscal year, $0.5 million of restructuring and other non-recurring costs comprised a $0.2 million provision in Electric Vehicles for additional remediation required on legacy pre-production test kit assemblies and $0.2 million corporate restructuring costs.

One-time losses on solar projects in Aevitas Solar have not been included in this category, but captured within gross margin and separately identified as non-recurring components of cost of sales, in accordance with IFRS guidance.

Finance expense

Finance expenses were $2.5 million in the first half of the current fiscal year ending June 30, 2023, comprising $2.9 million of interest on the parent company loan with AWN and $0.4 million foreign currency gain on the refinanced parent company loan with AWN, held in the Australian dollar denominated subsidiary, Aevitas O Holdings Pty, Ltd. The finance expense for the first half of the prior fiscal year of $3.0 million, comprised $1.5 million of interest on the parent company loan with AWN and $1.5 million foreign currency loss on the refinanced parent company loan with AWN.

Income tax expense

The Company is subject to income tax for the period ended December 31, 2022 at rates of 19%, 21%, 25% and 30% in the United Kingdom, the U.SA., Netherlands, and Australia, respectively, and it uses estimates in determining its provision for income taxes.

Discontinued operations

On July 1, 2022, the ex-solar operations of J.A. Martin (formerly J.A. Martin Electrical Pty Limited) were sold to ARA Electrical Engineering Services Pty Limited for a $6.75 million consideration. The $0.8 million loss recorded comprises the transaction consideration less $7.5 million carrying value of net assets disposed of.

Results from discontinued operations in the prior period of revenue $7.6 million, gross profit $1.0 million, net profit $0.3 million, comprise results of ex-solar operations of J.A. Martin (formerly J.A. Martin Electrical Pty Limited).

Financial Position

Property, plant and equipment remained at $3.7 million as at December 31, 2022 and December 31, 2021, as a result of $0.4 million additions, offset by $0.3 million depreciation.

Intangible assets have increased $0.6 million from $40.1 million at June 30, 2022, to $40.6 million at December 31, 2022, resulting from $1.3 million additions in Electric Vehicles relating to product development activities, offset by $0.5 million amortization and exchange rate movements.

Deferred tax assets have increased $0.4 million to $5.1 million, due to recognition of development phase recoverable tax losses in Electric Vehicles.

Trade and other receivables of $11.4 million at December 31, 2022, have increased $2.4 million since June 30, 2022, due to recognition of a $4.5 million fair value of deferred consideration upon sale of the ex-solar operations of J.A. Martin to ARA Electrical Engineering Services Pty Limited in July 2022, offset by a $2.1 million reduction in trade receivables due to project timing in Critical Power Systems.

Inventory of $1.6 million at December 31, 2022 comprises raw materials in the Electric Vehicles segment (June 30, 2022: $1.4 million).

Restricted cash of $1.0 million is being held as security for bank guarantees provided to customers in support of performance obligations of customer contracts in Critical Power Services.

Trade and other payables of $16.6 million as at December 31, 2022, have increased by $1.5 million since June 30, 2022 due to timing of payroll payments and supplier contracts.

As of December 31, 2022, the Company had $32.0 million of loans and borrowings outstanding, compared to $28.6 million at June 30, 2022, comprised of the following:

	December 31	June 30
(US dollars in thousands)	2022	2022
Current liabilities:
Other borrowings	1,312	32
Debtor invoice finance facility	-	-
Chattel mortgage	88	142
Financing agreement	-	-
Bank loan	96	145
Lease liabilities	292	505
Shareholder loan	8,080	4,285
	9,868	5,109
Non-current liabilities:
Financing agreement	48	108
Bank Loan	-	-
Chattel mortgage	100	264
Lease liabilities	1,947	1,959
Shareholder loan	20,048	21,121
	22,143	23,452
Total loans and borrowings	32,011	28,561

As at December 31, 2022, the Company had principal balance on outstanding loans with AWN, the Company’s most significant shareholder, of $28.1 million. The increase from $25.4 million at June 30, 2022 results from a new $3.0 million bridging loan provided by AWN in December 2022. The new loan will incur interest at 15% fixed rate, plus BBSY floating base rate.

In January 2023, AWN agreed to extend the repayment of bridging loans and commencement of monthly repayments on the original $21.1 million loan until end of March 2025, and to commence repayment of accrued interest on the main loan in October 2024 or earlier if a minimum $25 million capital raise is achieved. In addition to previously agreed refinancing fees, a total $1.1 million additional refinancing fees will accrue and become payable in April 2025. Interest rates remain unchanged for the loans.

Pro forma for these amendments to AWN financing terms in January 2023, the reclassification of the $8.1 million shareholder loan within current liabilities to non-current liabilities results in reducing current loans and borrowings to $1.8 million and increasing non-current loans and borrowings to $30.2 million.

Lease liabilities have decreased marginally from $2.5 million at June 30, 2022 to $2.2 million at December 31, 2022.

Cash Flow

Cash and cash equivalents have increased by $2.0 million from $1.3 million at June 30, 2022, to $3.2 million at December 31, 2022.

Net cash used in operating activities of $7.5 million comprises operating cash outflows of $7.7 million and $0.7 million decrease in trade and other payables due to order fulfilment in Tembo, offset by a $1.5 million reduction in trade and other receivables, due to timing impact of project completions in Critical Power Services.

Cash inflows from investing activities of $1.0 million includes a cash purchase price of $3.4 million (A$5.0 million) less working capital adjustment $0.8 million (A$1.2 million) related to the sale of J.A. Martin ex-solar operations to ARA Electrical Engineering Services Pty Limited on July 1, 2022. This was offset by $0.3 million investment in property, plant and equipment and $1.2 million capital expenditure on electric vehicle product development costs in Tembo.

Cash inflow from financing activities of $8.4 million comprises $5.1 million net proceeds from a shelf issuance capital raise on Nasdaq in August 2022, $2.7 million in loans from AWN and other related parties and $1.3 million debtor finance borrowings.

Business Overview

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines and the United Arab Emirates.

Critical Power Services

VivoPower’s wholly owned Australian subsidiaries, Kenshaw and Aevitas Solar, provide critical energy infrastructure generation and distribution solutions comprising the design, supply, installation and maintenance of power and control systems, including for utility scale solar farms. The businesses are trusted power advisers to government, commercial and industrial customers. Headquartered in Newcastle, in the Hunter Valley region of New South Wales, the businesses have operations across the Eastern seaboard of Australia, and are well positioned to benefit from a strong operating environment driven by growth in public and private sector investment in infrastructure, renewable energy, mining and healthcare.

Revenue from these businesses was $7.8 million for the six months ended December 31, 2022, a decrease of 25% from the same period in the prior year, primarily attributable to timing of solar project execution, with Edenvale Solar Farm being the only active project in the current period, compared to two projects in the prior period. The ongoing skills shortages in the electrical and building & construction industry continues to cause difficulties in resourcing projects to meet demand.

Gross margin reduced to (45.4%) in the first half of the current fiscal year, compared to (2.2%) for the six months ended December 31, 2021, impacted by a $3.6 million accrual of losses on the Edenvale Solar Farm due to higher than forecast rainfall leading to damage of project works and delays in execution. Excluding the one-off adverse weather events (and one-off COVID-19 disruption in the prior period) gross margin decreased from 8.3% to 0.1%. Driven by strong cost discipline, overhead costs decreased despite skills shortages impacting labour costs and the general higher inflationary environment. General and administrative expenses for the first half of the current fiscal year were $0.7 million, compared to $0.8 million in the six months ended December 31, 2021. Operating loss was $4.6 million, compared to a $1.1 million loss in the prior corresponding period, which also benefitted from $0.5 million COVID-19 grants.

In the longer-term, it is expected that both Kenshaw and Aevitas Solar will benefit from ongoing tailwinds in sectors driven by structural change such as renewable energy, cloud infrastructure and health. Business from existing and new customers in these sectors is likely to offset any decline in activity from other sectors that may face headwinds or experience structural decline such as mining and resources. In the short-term however, Kenshaw is benefiting from higher-than-normal resource prices leading to an increase in activity in the mining sector in and around the Hunter Valley.

Kenshaw’s core competencies include: generator design, turn-key sales and installation; generator servicing and emergency breakdown services; customised motor modifications; wheel cartridge motor electric repair and refurbishment; and industrial electrical services. Through these capabilities it continues to expand its work in the data centre market with an ongoing focus on the provision of contracted ongoing monitoring and maintenance of critical uninterruptible power supply assets, through its Generator Service division. Kenshaw has also widened its product sales offering with new original equipment manufacturer relationships targeting a wider range of solutions for different customer needs.

VivoPower continues to believe that the high demand for large-scale solar farms, driven by rapidly expanding federal and state renewable energy targets in Australia, makes it an attractive market for Aevitas Solar notwithstanding recent setbacks. With the completion of Bluegrass Solar Farm and impending completion of Edenvale Solar Farm expected in February 2023, a strong pipeline of opportunities, several being with new Engineering, Procurement and Construction company (EPC) relationships, provides a platform for Aevitas Solar to grow its total of completed and contracted solar farms beyond 664.8 MW-DC.

Electric Vehicles

Tembo is a specialist company that designs and develops leading solutions to convert light commercial trucks into battery-electric vehicles that are suitable for the harshest of environments, such as mining, as well as government, industrial, first-responder, defence, agriculture, and safari operations, among others. At present Tembo is focused on completing the testing of its new generation LandCruiser LC70 conversion kits and preparing to augment production later in the year. It is anticipated that Tembo will commence shipping of these new generation LandCruiser conversion kit in the second half of calendar year 2023.

In mid-December Tembo released the first version of its new generation EV conversion kit fully integrated into a vehicle, the EUV23. This vehicle is currently undergoing extensive testing and validation in the Italian Alps. Additional pilot vehicles in various configurations, i.e. 2-door and 4-door plus left hand and right-hand drive are currently being built and readied for testing.

During the 6 months ended December 31, 2022 Tembo signed several commercial agreements which increased its EV conversion kits order and commitment pipeline to 10,000+. The signing of a definitive agreement with Cheetah EV (part of ETC Mauritius) in November for 4,000 kits in Kenya marked Tembo’s largest agreement to date and its entry into the second hand / used light commercial vehicle market. The second hand / used market represents a massive addressable market opportunity for Tembo. It also signed a Memorandum of Understanding agreement with a State-Owned Enterprise in Jordan in August for 1,000 kits and a supply agreement with Evolution Group Holdings in Australia in November to convert their fleet of Toyota Hilux Internal Combustion Engine (“ICE”) vehicles to our battery-electric configuration.

Also during this period, Tembo completed and readied for delivery two electrified and ruggedised LandCruisers for our key customer GHH in both Turkey and South Africa.

One of Tembo’s early LandCruiser conversions recently passed 5 years of continuous operation in Boliden’s Tara mine in Ireland. Tembo believes this to be the longest continuously operational electric light commercial vehicle in the mining sector anywhere.

Tembo was awarded the ISO14001 Environmental Management System certification and retained its ISO9001 Quality Management System certification. ISO14001 Environmental Management System is a certification given to companies seeking to manage their environmental responsibilities in a systematic manner. The organisation’s management system must be able to contribute to the environmental pillar of sustainability.

The Tembo team held its inaugural training sessions at its Eindhoven facility recently with GHH Group, a valued partner and distributor across 50+ countries for Tembo’s conversion kits. Training and change management are critical success factors to ensure user adoption and safe operations, especially in safety-focussed industries such as mining. Tembo’s training modules are being codified into a curriculum covering not just theory but practical driving, care and maintenance of the vehicles.

With a significant number of EV companies downsizing their people numbers, there is high quality and experienced talent available on the market. Tembo is pleased to be able to continue hiring and has not retrenched anyone. It has invested in Engineering, Safety & Testing and Quality, notably recruiting a new Chief of Engineering, Phil Barker, an award-winning automotive engineer with expertise in vehicle electrification, and adding Eduardo Nebot, a highly respected expert in mining safety, field robotics and mine automation, to VivoPower’s Advisory Council.

Sustainable Energy Solutions (“SES”)

VivoPower’s Sustainable Energy Solutions (“SES”) segment comprises a holistic SES business proposition targeting industrial customers and other large energy users. The business is comprised of the three key elements:

●	EV and battery leasing;
●	critical power infrastructure services aimed at enabling optimised EV fleet charging and encompassing renewable power generation (including solar), battery storage and microgrids; and
●	second life EV battery reuse and recycling (including potential applications battery storage solutions for micro-grids).

The SES operations in Australia leverage the expertise and competencies of VivoPower's Critical Power Services business to offer solutions to clients, whereas in other markets, the Company aims to form alliances with established local critical power services vendors. The Company is also actively developing distributor relationships with best-in-class specialist equipment suppliers, for example, with EV charging solution providers, offering products that meet the needs of VivoPower’s industrial customer base.

Given that the SES business segment was only newly established in the latter half of the past financial year, it has generated immaterial revenues and has not incurred any significant costs to date. VivoPower expects there to be significant growth going forward, which will also necessitate investment in people and technology. The Company continues to actively work on originating new SES projects for both new and existing customers of the VivoPower group of companies.

Solar

The Company's focus for its solar business remains to monetise its portfolio of US solar projects, with the aim of using the funds generated to advance the Company's SES strategy.

VivoPower’s portfolio of US solar projects is held by its wholly owned subsidiary, Caret LLC (“Caret”). The assets comprise a diversified portfolio totalling 38 solar projects in nine states across the USA, with a combined potential power generation capacity of 1.8 GW-DC.

In July 2021 VivoPower announced that it had gained full ownership of the equity interest in the solar portfolio which was previously owned by an affiliate of Innovative Solar Systems LLC (“ISS”). Shortly thereafter, the Company effected the name change from Innovative Solar Ventures I, LLC to Caret LLC.

At the time of writing, the Company is actively developing 7 projects totalling 365 MW-DC. The projects are geographically distributed across the state of Texas and strategically located in areas with relatively low solar project penetration. All the projects have reached late stages of development, with major interconnection studies and environmental assessments already completed, and the necessary land secured for up to 40 years. None of these projects have been written up in value and continue to be carried at cost despite progress being made in the execution of our Power-to-X strategy, as well as the passing of the Inflation Reduction Act in August 2022 which boosted investor confidence in the US solar power development sector.

The other 31 projects totalling approximately 1,479 MW-DC had either been previously discontinued or are not currently being actively developed to be connected to the power grid. At the time of writing, the Company is evaluating the feasibility of off-grid development opportunities with some discontinued projects in the context of Power-to-X discussions with data infrastructure developers seeking to co-locate data centres with behind-the-meter solar farms.

While the Company is no longer pursuing the Caret Decimal joint-development opportunity announced in December 2021, which involved the contribution of the solar projects in Cottle and Hardeman counties to that venture, the Company has even stronger conviction today about the merits of the Power-to-X strategy given the encouraging response from data centre developers and continues to actively explore potential partnerships with other counterparties for projects across the state of Texas.

The Company anticipates that any proceeds derived from monetisation of its US solar projects, including those related to Power-to-X developments, will be redirected towards supporting its core SES strategy.

FINANCIAL TABLES FOLLOW

VivoPower International PLC

Consolidated Statement of Comprehensive Income1

For the Six Months Ended December 31, 2022

(Unaudited)

	Six months ended December 31
(US dollars in thousands except per share amounts)	2022	2021
Revenue from contracts with customers	8,733	11,388
Cost of sales:
COS – Weather events/COVID-19 disruption	(3,554)	(1,097)
Other cost of sales	(8,814)	(10,800)
Total cost of sales	(12,368)	(11,897)
Gross loss	(3,635)	(509)
General and administrative expenses	(4,213)	(7,152)
Gain on solar development	26	94
Other income	300	679
Depreciation of property, plant and equipment	(275)	(421)
Amortization of intangible assets	(416)	(367)
Operating loss	(8,213)	(7,676)
Restructuring & other non-recurring costs	(112)	(513)
Finance income	1	-
Finance expense	(2,467)	(2,967)
Loss before income tax	(10,791)	(11,156)
Income tax	379	815
Loss from continuing operations	(10,412)	(10,341)
Profit/(loss) from discontinued operations	(804)	310
Loss for the period	(11,216)	(10,031)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in equity	(49)	430
Total comprehensive (loss)/income for the period	(11,265)	(9,601)

Earnings per share (from continuing operations)	USD	USD
Basic	(0.44)	(0.51)
Diluted	(0.44)	(0.51)

Note: (1) Financials for continuing operations for both six months ended December 31, 2021 and six months ended December 31, 2022, up to the “Loss from continuing operations” line and for earnings per share.

VivoPower International PLC

Consolidated Statement of Financial Position

As at December 31, 2022

(Unaudited)

	December 31	June 30
	2022	2022
(US dollars in thousands)	Unaudited	Audited
ASSETS
Non-current assets
Property, plant and equipment	3,721	3,743
Intangible assets	40,634	40,081
Investments	68	-
Deferred tax assets	5,055	4,668
Total non-current assets	49,478	48,492

Current assets
Cash and cash equivalents	3,228	1,285
Restricted cash	1,005	1,195
Trade and other receivables	11,433	9,036
Inventory	1,614	1,435
Assets held for sale	-	8,214
Total current assets	17,280	21,165
TOTAL ASSETS	66,758	69,657

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	16,607	15,106
Income tax liability	109	132
Provisions	917	1,104
Loans and borrowings	9,868	5,109
Liabilities held for sale	-	1,497
Total current liabilities	27,501	22,948

Non-current liabilities
Loans and borrowings	22,143	23,452
Provisions	65	57
Deferred tax liability	1,223	1,234
Total non-current liabilities	23,431	24,743
Total Liabilities	50,932	47,691

Equity
Share capital	307	256
Share premium	104,867	99,418
Cumulative translation reserve	(159)	(139)
Other reserves	(6,522)	(6,118)
Accumulated deficit	(82,667)	(71,451)
Total equity	15,826	21,966

TOTAL EQUITY AND LIABILITIES	66,758	69,657

VivoPower International PLC

Consolidated Statement of Cash Flow

For the Six Months Ended December 31, 2022

(Unaudited)

	Six months ended December 31
(US dollars in thousands)	2022	2021
Loss from continuing operations	(10,791)	(11,317)
Income from discontinued operations	-	471
Income tax	(42)	(349)
Finance expense	2,467	3,021
Depreciation of property, plant and equipment	275	645
Amortization of intangibles assets	416	528
Gain on solar development	(26)	-
Other reserves movements	(260)	109
Decrease in trade and other receivables	1,532	1,412
(Decrease) / increase in trade and other payables	(716)	810
Decrease in inventories	(179)	122
Decrease in provisions	(179)	(246)
Net cash used in operating activities	(7,503)	(4,794)

Cash flows from investing activities
Proceeds on sale of property, plant and equipment	58	-
Purchase of property, plant and equipment	(312)	(1,682)
Purchase of intangibles	(1,228)	-
Investment in shares	(68)	(1,206)
Proceeds on sale of J.A. Martin ex-solar operations	2,591	-
Net cash from / (used in) investing activities	1,041	(2,888)

Cash flows from financing activities
Issuance of share capital	5,065	135
Related party loan borrowings	2,722	1,638
Lease (repayments) / borrowings	(225)	699
Debtor finance borrowings	1,280	224
Other borrowings repayments	(327)	(188)
Transfers from / (to) restricted cash	190	28
Finance expense	(290)	(84)
Net cash from financing activities	8,415	2,452

Net increase / (decrease) in cash and cash equivalents	1,953	(5,230)
Effects of exchange rate changes on cash held	(10)	(81)
Cash and cash equivalents at the beginning of the period	1,285	8,604
Cash and cash equivalents at the end of the period	3,228	3,293

VivoPower International PLC

Consolidated Statement of Changes in Equity

For the Six Months Ended December 31, 2022

(Unaudited)

(US dollars in thousands)	Share Capital	Share Premium	Other Reserves	Cumulative Translation Reserve	Retained Earnings	Non- controlling interest	Total Equity
At July 1, 2021	222	76,229	15,314	(1,465)	(49,882)	-	40,418
Total comprehensive loss for the period	-	-	-	-	(10,031)	-	(10,031)
FX on translation of foreign operations	-	-	(102)	1,454	430	-	1,782
Employee share scheme	4	1,671	(599)	-	-	-	1,076
Issue of shares	25	20,742	(20,502)	-	-	-	265
Other reserves	-	-	-	-	27	-	27
At December 31, 2021	251	98,642	(5,889)	(11)	(59,456)	-	33,537

Total comprehensive loss for the period	-	-	-	-	(11,538)	-	(11,538)
FX on translation of foreign operations	-	-	(181)	(128)	(457)	-	(766)
Employee share scheme	4	616	182	-	-	-	802
Issue of shares	1	160	(230)	-	-	-	(69)
At June 30, 2022	256	99,418	(6,118)	(139)	(71,451)	-	21,966

Total comprehensive loss for the period	-	-	-	-	(11,216)	-	(11,216)
FX on translation of foreign operations	-	-	(29)	(20)	-	-	(49)
Employee share scheme	-	-	60	-	-	-	60
Issue of shares	51	5,449	(435)	-	-	-	5,065
At December 31, 2022	307	104,867	(6,522)	(159)	(82,667)	-	15,826